Confidential Treatment
Requested by Pinnacle Financial Partners, Inc.
Pursuant to Rule 83
PNFP00001
May 10, 2011
Mr. Christian Windsor
Senior Attorney
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C 20549
Re:	Pinnacle Financial Partners, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 23, 2011

Definitive Proxy Statement on Schedule 14A Filed March 9, 2011 File Number 000-31225
Mr. Windsor:
We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated April 7, 2011, pertaining to the Pinnacle Financial Partners, Inc. (“the Company” or “Pinnacle Financial”) Form 10-K for the year ended December 31, 2010 filed on February 23, 2011 (“Form 10-K”) and the Definitive Proxy Statement on Schedule 14A filed on March 9, 2011. For your convenience, we have listed our responses in the same order as the Staff’s comments and have repeated the comments in bold face type prior to our response. Additionally, per your request, we have distinguished between new and deleted text from our current disclosures for the applicable comments below.
We are requesting confidential treatment for our response to comment #5. Pursuant to the provisions of 17 C.F.R. 200.83, we have filed on Edgar a copy of this letter with the word “[redacted]” inserted in place of the portions omitted.
Form 10-K for the Fiscal Year Ended December 31, 2010
Item 1. Business
Small Business Jobs and Credit Act of 2010, page 13
1.	Please tell us, and please revise to disclose in future filings, the amount that you plan to apply for under the SBLF program. Revise future management discussion sections to address management’s view of how the revised capital structure and lending requirements might affect and have affected your business in those periods.

Christian Windsor Securities and Exchange Commission May 10, 2011	Confidential Treatment Requested by Pinnacle Financial Partners, Inc. Pursuant to Rule 83 PNFP00002
Until a final determination has been made concerning our participation in the SBLF, future filings will be revised to include the following information:
Pinnacle Financial has filed an application for participation in the Small Business Lending Fund (SBLF) program with the U.S. Treasury. If the U.S. Treasury accepts our application and we subsequently elect to participate, we anticipate that we would issue up to $110 million in preferred stock to the U.S. Treasury pursuant to the Small Business Lending Fund and would utilize $95 million of the proceeds to redeem the preferred stock that we have issued to the U.S. Treasury under the CPP. Should we elect to issue up to $110 million, the remaining proceeds would represent increased Tier 1 capital which we anticipate would be utilized to increase Pinnacle National’s lending to small businesses in the markets we serve and for other corporate purposes. Under the terms to the SBLF program, the coupon rate paid to the U.S. Treasury would vary, based upon the growth we experience in loans to qualified small businesses during the first two years of participation in the SBLF program. Each quarter, the original discount assigned to the preferred stock issued to the U.S. Treasury under the CPP is accreted to the carrying value of the preferred stock and, as of March 31, 2011, the carrying amount of the preferred stock was $91.1 million. As a result of redemption of the preferred stock issued under the CPP, participation in the SBLF transaction would result in the acceleration of recognition of the remaining $3.9 million discount on the CPP preferred stock. This would result in a corresponding preferred dividend charge of $3.9 million and reduction in net income available to common stockholders. Since participation appears to be subject to substantial regulatory discretion, and definitive purchase agreements and preferred stock terms have not been published, we are not able to determine our participation in the SBLF as of the date of this filing.
See page 47 of our March 31, 2011 Form 10Q as filed on May 5, 2011 for the above information.
Item 1A. Risk Factors, page 18
2.	In future filings, revise the preamble to state that you have included all significant risks.

Future filings will be revised to include the following:

Christian Windsor Securities and Exchange Commission May 10, 2011	Confidential Treatment Requested by Pinnacle Financial Partners, Inc. Pursuant to Rule 83 PNFP00003
Investing in Pinnacle Financial involves various risks which are particular to our company, our industry and our market area. ~~Multiple risk factors regarding investing in our stock are discussed below. This listing should not be considered as all-inclusive. If any of the following risks were to occur, we may not be able to conduct our business as currently planned and our financial condition or operating results could be negatively impacted. These matters could cause the trading price of our common stock to decline in future periods.~~ We have outlined in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and below what we believe are all significant risks to investors in Pinnacle Financial. However, other risks may prove to be important in the future, and new risks may emerge at any time. We cannot predict with certainty all potential developments which could materially affect our financial performance or condition.
See page 51 of our March 31, 2011 Form 10Q as filed on May 5, 2011 for the above information.
Critical Accounting Estimates — Impairment of Intangible Assets, page 23
3.	We note your disclosure regarding your goodwill impairment evaluations and that at September 30, 2010, your stock price was trading below your book value per common share. If you failed the first step of the impairment test, please revise future filings to disclose that fact. If you did not fail the first step please revise future filings to disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test.
4.	Revise future filings to disclose the following regarding your impairment tests:
a.	A description of the methods and key assumptions used and how the key assumptions were determined;
b.	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
c.	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Christian Windsor Securities and Exchange Commission May 10, 2011	Confidential Treatment Requested by Pinnacle Financial Partners, Inc. Pursuant to Rule 83 PNFP00004
Pursuant to both comments #3 and #4, the last three paragraphs of our critical accounting policy for impairment of intangibles will be revised in future filings as follows:
Goodwill is evaluated for impairment annually and more frequently if events and circumstances indicate that the asset might be impaired. The annual assessment date is September 30 for Pinnacle Financial. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit’s estimated fair value to its carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, ~~goodwill is not considered~~ the first step is “passed” and no further impairment tests are required. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and a second step is performed to measure the amount of impairment, if any.
We engage an independent third-party valuation firm to assist in performing Step 1 of the goodwill impairment assessment. Step 1 of the goodwill impairment assessment determines the fair value of equity of Pinnacle Financial as a whole since Pinnacle Financial is deemed to have only one reporting unit, and compares the result to the carrying value. Step 1 testing consists of three testing methods to determine the estimated fair value of Pinnacle Financial: the Guideline Publicly Traded Company method, the Guideline Merged or Acquired Company method, and the Subject Company Stock Transactions method.
•	Guideline Publicly Traded Company—This method considers the implied value of Pinnacle Financial by comparing Pinnacle Financial to a select peer group of public companies and their current market capitalizations, adjusted for differences between the companies.

•	Guideline Merged/Acquired Company —This method considers the amount an acquiring company might be willing to pay to gain control of Pinnacle Financial based on multiples of tangible book value paid by acquirers in recent merger and acquisition transactions.

•	Subject Company Stock Transaction Method—This method relies on the closing stock price on the testing date, as well as the five and ten day closing stock price averages surrounding the closing stock price on the testing date, multiplied by the number of shares outstanding to arrive at

Christian Windsor Securities and Exchange Commission May 10, 2011	Confidential Treatment Requested by Pinnacle Financial Partners, Inc. Pursuant to Rule 83 PNFP00005
an estimated fair value for Pinnacle Financial. This value is then increased by a control premium which is supported by expected cost savings, or synergies, that could be realized by a market participant. To develop the control premium assumptions, management performed a detailed analysis of expenses that would be eliminated by a future acquirer based on a likely management/operational structure that would be established by the acquiring entity. The synergies were identified based on our historical experience realized in previous acquisitions and known redundancies that could be eliminated in a merger scenario. The resulting control premium utilized in Step 1 testing was corroborated by current period acquisitions.
The results of the three testing methodologies are then weighted equally to determine our estimate of the fair value of equity.

Step 2 testing involves calculating an implied fair value of goodwill ~~for each reporting unit~~ for which the first step indicated potential impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value ~~of the reporting unit,~~ as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if Pinnacle Financial was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill, ~~assigned to the reporting unit,~~ there is no impairment. If the carrying value of goodwill ~~assigned to a reporting unit~~ exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. Subsequent reversal of goodwill impairment losses is not permitted. Due to the subjective nature and complexity of valuing the core deposit intangible and the loan portfolio, we enlisted the services of third-party valuation firms to assist with our Step 2 testing. Significant assumptions utilized in Step 2 testing include the fair value of Pinnacle Financial as determined in Step 1, the discount rate utilized in the valuation of our core deposit intangible and assumptions utilized in valuing the loan portfolio.
While we believe that the assumptions utilized in our testing were appropriate, they may not reflect actual outcomes that could occur. Specific factors that could negatively impact the assumptions used include the following: a change in the control premiums being realized in the market or a meaningful change in the number of mergers and acquisitions occurring; the amount of expense

Christian Windsor Securities and Exchange Commission May 10, 2011	Confidential Treatment Requested by Pinnacle Financial Partners, Inc. Pursuant to Rule 83 PNFP00006
savings that may be realized in an acquisition scenario; significant fluctuations in our asset/liability balances or the composition of our balance sheet; a change in the overall valuation of the stock market, specifically bank stocks; performance of Southeast U.S. Banks; and Pinnacle Financial’s performance relative to peers. Changing these assumptions, or any other key assumptions, could have a material impact on the amount of goodwill impairment, if any.
~~Our stock price has historically traded above its book value per common share and tangible book value per common share. At September 30, 2010, the stock price was trading below its book value per common share, which could be an indicator of impairment.~~ We performed our annual evaluation of ~~whether there were indications of potential~~ goodwill impairment as of September 30, 2010. Because we did not pass Step 1 testing, we performed the Step 2 assessment. After the completion of both tests,we determined that there was no impairment. At March 31, 2011, our stock price was trading at levels below our book value but higher than those that were utilized in our impairment testing at September 30, 2010. We determined that there were no other indicators of impairment and therefore concluded that no additional impairment testing was necessary as of March 31, 2011. Should our stock price decline or other impairment indicators become known, ~~an~~ additional impairment testing of goodwill may be required. Should it be determined in a future period that the goodwill has become impaired, then a charge to earnings will be recorded in the period such determination is made.
See page 33-34 of our March 31, 2011 Form 10Q as filed on May 5, 2011 for the above information.

5.	If you failed the first step of the impairment test, please provide us with a detailed summary of your second step goodwill impairment test. Specifically identify and discuss any previously unrecognized intangible assets identified and provide an analysis of the fair value of your loans and any other class of assets or liabilities with a fair value significantly different than its carrying value in the test.
[Redacted]
Management’s Discussion and Analysis, page 28
6.	It appears that a significant portion of your overall loss for the year can be directly tied to your increase in “other real estate expenses.” Please advise the staff, with a

Christian Windsor Securities and Exchange Commission May 10, 2011	Confidential Treatment Requested by Pinnacle Financial Partners, Inc. Pursuant to Rule 83 PNFP00007
view towards revised disclosure in upcoming filings, regarding management’s expectation as to whether the trend of these expenses are likely to continue to rise in upcoming periods and the impact of the decision to dispose of non-performing assets and OREO quickly upon your ability to move back to positive net-income levels.

Management believes other real estate expenses will continue to fluctuate, as indicated by reduced ORE expenses in the first quarter of 2011 compared to the fourth quarter of 2010 and the first quarter of 2010. As a result, management believes that predicting a trend on a quarterly basis is impracticable. We will add the following additional information in future filings.
Until we are able to significantly reduce the absolute level of our other real estate portfolio, other real estate expense will likely fluctuate for the next several quarters depending on market conditions as we maintain and market for sale various foreclosed properties. These properties could also be subject to future valuation adjustments as a result of updated appraisal information and further deterioration in real estate values, thus causing additional fluctuations in our quarterly other real estate expense. Additionally, we will continue to incur expenses associated with maintenance costs and property taxes associated with these assets.
Management’s strategy is to aggressively pursue disposition of nonperforming assets and other real estate owned in order to ultimately reduce the expense associated with carrying these nonperforming assets and better position the firm for increased future profitability. A key component of our disposition strategy has been to negotiate sales of foreclosed properties on a property-by-property basis. We have also utilized both traditional and online auctions. Our strategy is reviewed on an on-going basis and could change in the future.
See page 39 of our March 31, 2011 Form 10Q as filed on May 5, 2011 for the above information.

7.	Please tell us if management expects expenses on foreclosed properties to increase, including any actual increase in expenses, as a result of errors or omission in the manner that the loans are documented or the manner in which notes or deeds were recorded.

To our knowledge, we have experienced no significant losses as a result of errors or omissions in loan documentation of foreclosed properties or in the manner in which

Christian Windsor Securities and Exchange Commission May 10, 2011	Confidential Treatment Requested by Pinnacle Financial Partners, Inc. Pursuant to Rule 83 PNFP00008
notes or deeds were recorded and we do not anticipate material losses in the foreseeable future. As a bank that focuses on small and medium sized commercial businesses and affluent consumers, we have not been heavily involved in securitization activities related to residential mortgage lending. Additionally, we do not service qualifying mortgage loans for third party investors. Our qualifying mortgage lending activities have been restricted to selling individual mortgage loans originated by us as “servicing released” to larger warehouse lenders who ultimately package the product with other loans they have acquired from other banks for sale into the secondary market. In substantially all cases, the sale of any individual qualifying mortgage loan is agreed to by us and the third party warehouse lender prior to the closing of the loan to the borrower. Typically, mortgage loans that we originate are only maintained on our balance sheet for a short period of time before being acquired by the warehouse lender. In the history of our 11-year franchise, we have “repurchased” very few mortgage loans that were sold to upstream warehouse lenders and have had no and anticipate no “robo-signing” issues. Additionally, our consumer foreclosures during this credit cycle have been insignificant.

Additionally, please see related information regarding our mortgage banking activities which have been disclosed in the Commitments and Contingencies footnote (Note 12 in the Form 10-K and note 6 in the March 31, 2011 Form 10-Q).
Note 1. Summary of Significant Accounting Policies — Loans, page 66
8.	Please revise future filings to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

9.	Please revise future filings to discuss the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e).

Pursuant to comments #8, #9 and #16, our significant accounting policies disclosed in future filings will be revised to include the following:
Loans are placed on nonaccrual status when there is a significant deterioration in the financial condition of the borrower ~~and full repayment of principal and interest is not expected,~~ which often is determined when the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. Generally, all interest accrued but not collected for loans that are placed on nonaccrual status is reversed against current income.

Christian Windsor Securities and Exchange Commission May 10, 2011	Confidential Treatment Requested by Pinnacle Financial Partners, Inc. Pursuant to Rule 83 PNFP00009
Interest income is subsequently recognized only to the extent cash payments are received while the loan is classified as nonaccrual and the loan is deemed to have collateral sufficient to avoid a loss, but interest income recognition is reviewed on a case-by-case basis. A nonaccrual loan is returned to accruing status once the loan has been brought current and collection is reasonably assured or the loan has been “well-secured” through other techniques. Past due status is determined based on the contractual due date per the underlying loan agreement.
~~Generally,~~ All loans that are placed on nonaccrual are further analyzed to determine if they should be classified as impaired loans. At December 31, 2010 and at March 31, 2011, there were no loans classified as nonaccrual that were not also deemed to be impaired. A loan is considered to be impaired when it is probable Pinnacle Financial will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan. This determination is made using a variety of techniques, which include a review of the borrower’s financial condition, debt-service coverage ratios, global cash flow analysis, guarantor support, other loan file information, meetings with borrowers, inspection or reappraisal of collateral and/or consultation with legal counsel as well as results of reviews of other similar industry credits (e.g, builder loans, development loans, church loans, etc). Generally, loans with an identified weakness and principal balance of $250,000 or more are subject to individual identification for impairment. Individually identified impaired loans are measured based on the present value of expected payments using the loan’s original effective rate as the discount rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a specific valuation allowance is established as a component of the allowance for loan losses or, in the case of collateral dependent loans, the excess is charged off. Changes to the valuation allowance are recorded as a component of the provision for loan losses. Any subsequent adjustments to present value calculations for impaired loan valuations as a result of the passage of time, such as changes in the anticipated payback period for repayment, are recorded as a component of the provision for loan losses. For loans less than $250,000, Pinnacle Financial assigns a valuation allowance to these loans utilizing an allocation rate equal to the allocation rate calculated for loans of a similar type greater than $250,000. At March 31, 2011, the principal balance of these small impaired loans was $8.8 million, which represented 11.5% of all impaired loans.

Christian Windsor Securities and Exchange Commission May 9, 2011	Confidential Treatment Requested by Pinnacle Financial Partners, Inc. Pursuant to Rule 83 PNFP00010
Pinnacle Financial does not have any loan portfolios that are collectively evaluated for impairment such as credit card or automobile portfolios.
See page 7 of our March 31, 2011 Form 10Q as filed on May 5, 2011 for the above information.
Note 1. Summary of Significant Accounting Policies — allowance for Loan Losses, page 67
10.	For commercial, commercial real estate loans and small business lending, you disclose that your historical loss experience is based on a migration analysis of all loans that were charged-off during prior years. Please revise future filings to specify how many years of charge-offs you use in your migration analysis. Identify any changes to these look-back periods that were implemented during the periods presented on your Statements of Operations.
The applicable allowance for loan loss disclosures in our summary of significant accounting policies and our critical accounting policies in future filings will be revised to include the following:
As part of management’s quarterly assessment of the allowance, management divides the loan portfolio into five segments: commercial, commercial real estate, small business lending, consumer and consumer real estate. Each segment is then analyzed such that an allocation of the allowance is estimated for each loan segment. Prior to 2010, because of Pinnacle Financial’s limited loss history, loss estimates were primarily derived from historical loss data by loan categories for comparable peer institutions. During 2010, we incorporated the results of our proprietary historical loan loss migration analysis into our determination of the allowance for loan losses. We believe the increased emphasis on our historical loss experience metrics provides a better estimate of losses inherent in our portfolio. This refinement of our methodology did not result in a material change in our allowance.
The allowance allocation for commercial, commercial real estate loans and small business lending begins with a process of estimating the probable losses inherent for these types of loans. The estimates for these loans are established by category and based on our internal system of credit risk ratings and historical loss data. The estimated loan loss allocation rate for our internal system of credit risk grades for commercial and commercial real estate loans is based our historical loss experience adjusted for current factors and industry loss factors

Christian Windsor Securities and Exchange Commission May 9, 2011	Confidential Treatment Requested by Pinnacle Financial Partners, Inc. Pursuant to Rule 83 PNFP00011
as published by the FDIC. Our historical loss experience is based on a migration analysis of all loans that were charged-off during prior years. The migration analysis was based on an eight quarter look-back to capture the recent loan loss experience of the firm. In this current economic environment, the eight quarter look-back is indicative of the risks inherent in our loan portfolio. As we move through the economic cycle, we will continue to monitor our look-back period to capture the inherent risks in our portfolio. The migration analysis assists in evaluating loan loss allocation rates for the various risk grades assigned to loans in our portfolio. We compare the migration analysis results to the other factors used to determine the loss allocation rates for the commercial, commercial real estate and small business lending portfolios. The loss allocation rates from our migration analysis and the industry loss factors are weighted to determine a weighted average loss allocation rate for these portfolios.
See page 8 of our March 31, 2011 Form 10Q as filed on May 5, 2011 for the above information.
11.	You disclose that you increase or decrease the allowance for each of the five loan segments based on an analysis of environmental factors and that this analysis also results in an unallocated component. Please revise future filings to present additional granularity regarding the amount of the allowance allocated to each segment that is the result of the environment analysis and discuss any trends or changes from prior periods related to this analysis.
The applicable allowance for loan loss disclosures in our summary of significant accounting policies and our critical accounting policies in future filings will be revised to include the following:
The estimated loan loss allocation for all five loan portfolio segments is then adjusted for management’s estimate of probable losses for several environmental factors. The allocation for environmental factors is particularly subjective and does not lend itself to exact mathematical calculation. This amount represents estimated probable inherent credit losses which exist, but have not yet been identified, as of the balance sheet date, and is based upon quarterly trend assessments in delinquent and nonaccrual loans, unanticipated charge-offs, credit concentration changes, prevailing economic conditions, changes in lending personnel experience, changes in lending policies or procedures and other influencing factors. These environmental factors are

Christian Windsor Securities and Exchange Commission May 9, 2011	Confidential Treatment Requested by Pinnacle Financial Partners, Inc. Pursuant to Rule 83 PNFP00012
considered for each of the five loan segments, and the allowance allocation, as determined by the processes noted above for each component, is increased or decreased based on the incremental assessment of these various environmental factors. The environmental factors accounted for approximately 5.6% of the allowance for loan losses at March 31, 2011 compared to 6.8% of allowance for loan losses at December 31, 2010. As of March 31, 2011 and December 31, 2010, the environmental allocation was 0.15% and 0.19%, respectively, of the outstanding principal balance of commercial, commercial real estate and small business loans and 0.13% and 0.16%, respectively, of consumer and consumer real estate loans. The decrease in the environmental allocation between the two periods is based on our analysis of the above factors as of both balance sheet dates.
See page 9 of our March 31, 2011 Form 10Q as filed on May 5, 2011 for the above information.
Note 6. Loans and Allowance for Loan Losses, page 75
12.	Please revise future filings to disclose the information required by ASC 310-10-50-15(a)(3) and (4) as of each balance sheet date presented.
13.	Please revise future filings to disclose the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented.
Pursuant to both comments #12 and #13, in future filings, we will provide the comparative information requested for all balance sheets and results of operations presented, as noted in footnote 4 of the March 31, 2011 Form 10-Q as filed on May 5, 2011.
14.	On page 77 you disclose the average balance of impaired loans was $108,426,000 for 2010. Please tell us why this amount is different that the average recorded investments in impaired loans of $93,687,000 disclosed on page 78 and clarify future filings accordingly. We note that ASC 310-10-50-15(a)(3) requires the average recorded investments to be disclosed.
On page 77 of the Form 10-K, we have disclosed the average balance of impaired loans as $108,426,000. This average represents all loans that were impaired throughout the course of the year. The table on page 78 of the Form 10-K represents the average balance of the impaired loans that were still on the balance sheet as of December 31,

Christian Windsor Securities and Exchange Commission May 9, 2011	Confidential Treatment Requested by Pinnacle Financial Partners, Inc. Pursuant to Rule 83 PNFP00013
2010. Future filings will be revised to include clarifying language that the average recorded investment reflected by loan class reflects only loans that are on the balance sheet as of the report date.

See page 16 of our March 31, 2011 Form 10Q as filed on May 5, 2011 for the above information.

15.	Please revise future filings to explicitly disclose the date or range of dates for which your risk rankings were updated. Refer to ASC 310-10-50-29(c).

The loan footnote in future filings will be revised to include the following new paragraph:
Risk ratings are subject to continual review by the loan officer. At least annually and in many cases twice per year, our credit policy requires that each risk-rated loan is subject to a formal credit risk review to be performed by the respective loan officer. Each loan grade is also subject to review by our independent loan review department. Currently, our independent loan review department targets reviews of at least 70% of our risk rated portfolio annually. Included in the 70% coverage are independent loan reviews of loans in targeted portfolio segments such as certain consumer loans, land loans, loans assigned to a particular lending officer and/or loan types in certain geographies.
See page 14 of our March 31, 2011 Form 10Q as filed on May 5, 2011 for the above information.
16.	Please revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.
Future filings will be revised to include the above information. Also, see the response to questions 8 and 9 above for this disclosure.
See page 7 of our March 31, 2011 Form 10Q as filed on May 5, 2011 for the above information.
17.	We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available,

Christian Windsor Securities and Exchange Commission May 9, 2011	Confidential Treatment Requested by Pinnacle Financial Partners, Inc. Pursuant to Rule 83 PNFP00014
please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.
We will include comparative disclosures in our future filings to the extent information is reasonably available.
Note 19. Fair Value of Financial Instruments
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page 96
18.	Please revise future filings to disclose the total gains and losses for each major category of asset or liability measured at fair value on a nonrecurring basis during the period presented. Refer to ASC 820-10-50-5a and 820-10-55-64.
Our fair value of assets and liabilities measured on a nonrecurring basis table in future filings will be revised to include the gains and losses for each major category of each asset or liability measured at fair value on a nonrecurring basis during the periods presented with explanatory information if such information is not otherwise included in the 10-Q.
See page 26 of our March 31, 2011 Form 10Q as filed on May 5, 2011 for the above information.
Definitive Proxy Statement on Schedule 14A
Proposal #1: Election of Directors
Directors Compensation, page 24
19.	Please tell us where you have filed the business protection agreements referenced on page 25.

The business protection agreements referenced on page 25 were filed by Mid-America Bancshares, Inc., (“Mid-America”), which the Company acquired on November 29, 2007, as exhibits to Mid-America’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2007, but have not been filed by the Company. The business protection agreements between Mid-America and each of Gary Scott and David Major, which were assumed by the Company in connection with its merger with Mid-America, have been incorporated by reference as exhibits to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

Christian Windsor Securities and Exchange Commission May 9, 2011	Confidential Treatment Requested by Pinnacle Financial Partners, Inc. Pursuant to Rule 83 PNFP00015
Executive Compensation
Compensation Discussion and Analysis, page 30
20.	In future filings, please provide the disclosure required by Item 402(b)(1)(vii) of Regulations S-K.
The disclosure required by Item 402 (b)(1)(vii) will be included in future filings.
Security Ownership of Certain Beneficial Owners and Management Certain Relationships and Related Transactions, page 59
21.	In future filings, please confirm that by “unrelated parties” in the representations included in the first paragraph, you mean “other not related to” Pinnacle. Please refer to Instruction 4(c)(ii) of Regulation S-K. Confirm that you will provide the correct representation in the future filings.

We confirm that “unrelated parties” means “other parties not related to the Company or the Bank” and that the revised language will be included in future filings.
In response to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any questions please do not hesitate to contact me at 615-744-3742 or Harold.carpenter@pnfp.com or Dana Moore at 615-743-6105 or dana.moore@pnfp.com.

Very truly yours,
/s/ Harold R. Carpenter
Harold R. Carpenter
Chief Financial Officer

CC:	Bob Thompson, Bass Berry & Sims M. Terry Turner, Chief Executive Officer, Pinnacle Financial Partners, Inc. Dana Moore, Pinnacle Financial Partners, Inc.